UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENTION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29458

Engel General Developers Ltd.
(Exact name of registrant specified in its charter)

66 HAHISTADRUT AVE., HAIFA, ISRAEL TEL: +(972) 4 8422 777
(Address, including zip code, end telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares
(Title of each class of securities covered by this form)

Class B Ordinary Shares
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as the certification or notice date: 90

        Pursuant to the requirements of the Securities Exchange Act of 1934 Engel General Developers Ltd. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 30, 2004	ENGEL GENERAL DEVELOPERS LTD. BY: /S/ Jacob Engel —————————————— Jacob Engel Chief Executive Officer